UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 5)
Lincoln Electric Holdings, Inc.

(Name of Issuer)
Common Stock, Without Par Value

(Title of Class of Securities)
533900106
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1
Item 2
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certifications
SIGNATURE

CUSIP No.	533900106	13G	Page	2	of	5 Pages

1	NAME OF REPORTING PERSON David C. Lincoln

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		90,130

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,076,576

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		90,130

WITH	8	SHARED DISPOSITIVE POWER

		2,076,576

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,166,706

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	533900106	13G	Page	3	of	5 Pages
Item 1.
(a)	Name of Issuer:
Lincoln Electric Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
22801 Saint Clair Ave., Cleveland, Ohio 44117-1199
Item 2.
(a)	Name of Person Filing:
David C. Lincoln
(b)	Address of Principal Business Office, or if None, Residence:
1741 East Morten Avenue, Suite A, Phoenix, AZ 85020
(c)	Citizenship:
U.S.
(d)	Title of Class of Securities:
Common Stock
(e)	CUSIP Number:
Not applicable

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable
Item 4. Ownership.

(a)	Amount beneficially owned:	2,166,706

(b)	Percent of class:	5.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	90,130	(1)

(ii)	Shared power to vote or to direct the vote:	2,076,576	(2)

(iii)	Sole power to dispose or to direct the disposition of:	90,130	(1)

(iv)	Shared power to dispose or to direct the disposition of:	2,076,576	(2)

(1)	Includes 86,130 shares held by two Trusts of which the reporting person is the sole trustee, as to which shares any beneficial ownership is hereby disclaimed, and options for 4,000 shares exercisable within 60 days.

CUSIP No.	533900106	13G	Page	4	of	5 Pages

(2)	Includes 123,779 shares held by four Trusts of which the reporting person is one of two trustees and 501,622 shares held by the Lincoln Institute of Land Policy, of which the reporting person is a member of the Board of Directors, and as to which shares any beneficial ownership is hereby disclaimed.

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not applicable

Item 8.	Identification and Classification of Members of the Group.
     Not applicable

Item 9.	Notice of Dissolution of Group.
     Not applicable

Item 10.	Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
     The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the securities covered by this statement.

CUSIP No.	533900106	13G	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2009

/s/ David C. Lincoln

Name: David C. Lincoln